Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

May 25, 2010
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Resource America, Inc.
Form 10-K for the year ended September 30, 2009
Filed December 14, 2009
File No: 000-04408
CIK No.:  0000083402

Dear Ms. Van Doorn:

Reference is made to your letter dated May 13, 2010 with respect to our responses to your original comment letter dated February 25, 2010.  On behalf of Resource America, Inc. (the “Company”), this letter is to respond to the additional comments set forth therein.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Part II.
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.
In your response to comment 7 of our letter dated February 25, 2010, you state that the company used its “cash reserves” to pay dividends.  As we noted in our prior comment, the company’s declared dividends exceeded net cash from operating activities; thus, as previously requested, please tell us the sources of such payments including the sources of the cash reserves and confirm that you will include similar disclosure in future filings.

We have been advised by the Company that the $9.8 million of cash reserves from which it paid $3.6 million of dividends during fiscal 2009 were derived from $14.9 million of cash on hand at the beginning of fiscal 2009 plus proceeds of $18.4 million generated from the sale of non-strategic assets (primarily $10.1 million of proceeds from the resolution of the Company’s legacy real estate portfolio and $7.2 million in cash from the sale of its interests in Apidos CDO VI Ltd.), net of $23.5 million in cash paydowns on its corporate debt.

We also have been advised by the Company that, in future filings and to the extent dividends are paid from sources other than net income, the Company will disclose such sources.

Note 2 – Summary of Significant Accounting Policies
Deconsolidation of Entities, page 53

2.
We note your responses to comments 12 and 17.  Please provide us with the disclosure you will include in future filings to clarify how LEAF accounts for its interests in the two investment partnerships referenced in this section, how these partnerships account for their investments in joint ventures formed to acquire the interest in LCFF and the basis for your accounting treatment.

The Company has advised us that it accounts for its interests in the two LEAF investment partnerships under the equity method of accounting, as it does its other two commercial finance investment partnerships.  In this regard, the Company respectfully refers the staff to the disclosure made on page 53 of the 2009 Form 10-K under Note 2, “Summary of Significant Accounting Policies – Investments in Unconsolidated Entities.” The Company will additionally disclose in this section of Note 2, under the subheading “Commercial Finance,” that the two investment entities formed a joint venture.

With respect to how the partnerships account for their investment interests in the joint venture they formed, the entity holding a 98% interest consolidates the joint venture and the other entity accounts for its 2% interest on the cost basis.  The Company will add this additional disclosure to the end of the paragraph in Note 2, under the subheading “Deconsolidation of Entities - LCFF.”

Accordingly, the Company has advised us that in future Form 10-Ks, it will revise the disclosure in Note 2, “Summary of Significant Accounting Policies - Investments in Unconsolidated Entities” and - “Deconsolidation of Entities”, as follows:

Investments in Unconsolidated Entities

In General.  The Company accounts for the investments it has in the commercial finance, real estate and financial fund management investment entities it has sponsored and manages under the equity method of accounting since the Company has the ability to exercise significant influence over the operating and financial decisions of these entities.

Commercial finance.  The Company has interests in four company-sponsored commercial finance investment partnerships, one of which closed its offering as of October 30, 2009.  The Company’s combined general and limited partner interests in these partnerships range from approximately 1% to 6%.  In March 2009, two of the investment partnerships, LEAF Equipment Finance Fund 4, L.P. (“Fund 4”) and LEAF Equipment Leasing Income Fund III, L.P. (“Fund III”), formed a joint venture, LEAF Funds Joint Venture 2, LLC (“LEAF Funds JV2”) to acquire the interest of LEAF in LEAF Commercial Finance Fund (“LCFF”), which owned a portfolio of equipment leases and loans.  See “- Deconsolidation of Entities.”

Deconsolidation of Entities

LCFF.   The Company, as an asset manager, through its subsidiary LEAF, routinely acquires leases and loans for sale to the investment funds it sponsored and manages.  LCFF is a single member LLC that owned a portfolio of $195.0 million of equipment leases and loans, and had a corresponding $250.0 million line of credit, of which $187.6 million was outstanding.  LCFF was formed as a vehicle to hold equipment leases and notes pending their sale to LEAF’s investment funds.  As of February 28, 2009, LEAF was the sole member and the managing member of LCFF and, accordingly, consolidated LCFF.  In March 2009, the Company sold its interests in LCFF to LEAF Funds JV2 at book value and, as such, did not record a gain or loss on the sale.  Fund 4, which owns a 98% interest in LEAF Funds JV2 consolidates the joint venture and reflects the remaining 2% interest held by Fund III as a noncontrolling interest.  Fund III accounts for its 2% interest in LEAF Funds JV2 on the cost basis.

As a result of the transaction in March 2009, $195.0 million of commercial finance assets and $187.6 million of debt financing, in addition to the associated interest rate swaps and caps on the debt held by LCFF and previously consolidated by the Company, were transferred to Fund 4.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey